Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen $40m (60%) Share Buyback at $1.10

•                  Progen offers a voluntary $40m share buy back at a price of $1.10/share (equates to 36m shares or 60% of the share register)

•                  Record date is 7.00pm Sydney time on Thursday, 19 March 2009

•                  General Meeting to approve Buy Back scheduled for Wednesday, 22 April 2009

•                  Final proxy vote counts from Avexa merger support yesterday’s decision to withdraw from the merger

Brisbane, Australia, 10 March 2009: Progen Pharmaceuticals Limited (“Progen”, ASX: PGL; NASDAQ:PGLA) has announced a $40m buyback offer (60% of shares) at $1.10 per share.

Buy Back Details

An Appendix 3C is attached.

Only those Progen Shareholders holding Progen Shares at 7.00pm Sydney time on Thursday 19 March 2009 and still holding Progen Shares at the time they lodge their acceptance notice may participate in the off market Buy Back Offer. US and other foreign holders will be able to participate.

As required by the Corporations Act, the Buy Back Offer must be approved by ordinary resolution of Shareholders.

The proposed timetable for the Buy Back Offer is set out below.

Event	Date

Record Date	7:00 pm Sydney time, Thursday 19 March 2009

Buy Back Offer Period opens	Monday 23 March 2009

General Meeting	Wednesday 22 April 2009

Buy Back Offer Period closes (acceptances to be received by 5:00 pm Sydney time)	Friday 24 April 2009

Announcement of buy back take up results	Thursday 30 April 2009

Despatch of cheques	Wednesday 6 May 2009

The timetable is subject to change.

Participation in the Buy Back Offer is voluntary. Eligible Progen Shareholders are not obliged to accept the Buy Back Offer.

If Progen receives acceptances for more than $40m, the number of Progen Shares to be bought back from each Progen Shareholder will be scaled back on a pro rata basis having regard to the total number of acceptances.

The terms of the Buy Back Offer will be set out in a Buy Back Offer Booklet which will accompany the Notice of Meeting for the general meeting at which the Buy Back Offer will be considered by Shareholders. Progen will set out in the Buy Back Offer Booklet the information known to Progen that is material to a decision on how to vote on the resolution to approve the Buy Back Offer and information that is material to a decision on whether to accept the Buy Back Offer.

Progen Shareholder Choices

Assuming the $40m (60%) share buyback is approved by Progen Shareholders at the general meeting on 22 April 2009, shareholders will have the following options:

(a) Maintain their shareholding in Progen under its new strategy focussed around the regional commercialisation of PI-88 as well as its other earlier stage oncology assets.

(b) Sell their shares into the buy back at a price of $1.10 per share (1)

(c) Sell part of their shares into the buy back and maintain part of their shareholding in Progen.

Avexa Merger Proxies

Yesterday Progen announced that based on decisive and unambiguous Progen shareholder proxy voting results against the merger, Progen and Avexa have both agreed to withdraw from the proposed merger between the companies.

The final proxy vote count has now become available and continues to support this decision.  51% of the share register (30.8m shares) lodged their vote by proxy with 22% voting in favour of the merger and 74% voting against the merger (3% open).

We are led to understand that some of those shareholders who had voted against the merger want a larger amount of cash returned to shareholders and some wish to remain shareholders in a company focussed on commercialising PI-88 and its related compounds. Progen believes its strategy of returning $40m in a voluntary share buy back balances the desire of the shareholders who are seeking a short-term cash return with the desire of shareholders who are seeking to ensure Progen continues with its plans to commercialise PI-88 and its related compounds.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, PG562, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

(1) The share buy back is subject to shareholder approval and a cap of $40 million (approximately 60% of shares on issue). If the cap is exceeded shareholders will be scaled back on a pro-rata basis.